UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Federal Realty Investment Trust

(Name of Issuer)

Common Stock

(Title of Class of Securities)

313747206

(CUSIP Number)

April 4, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 313747206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,343,300

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 2,343,300

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,343,300 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.50%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 313747206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,343,300

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 2,343,300

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,343,300 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.50%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 313747206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Management and Advisors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,343,300

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 2,343,300

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,343,300 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.50%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 313747206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Investment Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,343,300

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 2,343,300

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,343,300 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.50%

12.	Type of Reporting Person (See Instructions) CO

STATEMENT ON SCHEDULE 13G

Item 1.
	(a)	Name of Issuer Federal Realty Investment Trust
	(b)	Address of Issuer’s Principal Executive Offices 1626 East Jefferson Street Rockville, MD 20852-4041

Item 2.
	(a)	Name of Person Filing AEW Capital Management, L.P. AEW Capital Management, Inc. AEW Management and Advisors, L.P. AEW Investment Group, Inc.
	(b)	Address of Principal Business Office or, if none, Residence World Trade Center East Two Seaport Lane Boston, MA 02110-2021
	(c)	Citizenship Delaware for AEW Capital Management, L.P. Massachusetts for AEW Capital Management, Inc. Delaware for AEW Management and Advisors, L.P. Massachusetts for AEW Investment Group, Inc.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 313747206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,343,300 shares of Common Stock
(b) Percent of class: 4.50%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,343,300 shares of Common Stock
(ii) Shared power to vote or to direct the vote None
(iii) Sole power to dispose or to direct the disposition of 2,343,300 shares of Common Stock
(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005
AEW CAPITAL MANAGEMENT, L.P.

	By:	AEW Capital Management, Inc., its
general partner

	By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

AEW CAPITAL MANAGEMENT, INC.

	By	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

AEW MANAGEMENT AND ADVISORS, L.P.

	By:	AEW INVESTMENT GROUP, Inc., its
general partner

	By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

AEW INVESTMENT GROUP INC.

	By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Federal Realty Investment Trust and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 11th day of February,

AEW CAPITAL MANAGEMENT, L.P.
By:	AEW Capital Management, Inc., its
General partner

By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

AEW CAPITAL MANAGEMENT, INC.

By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

AEW MANAGEMENT AND ADVISORS, L.P.
By:	AEW Investment Group, Inc., its
General partner

By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

AEW INVESTMENT GROUP, INC.

By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President